Minghua Group International Holdings Limited
8/F East Area, Century Golden Resources Business Center
69 Banjing Road, Haidian District
Beijing, People’s Republic of China 100089

November 20, 2006

By EDGAR Transmission and by Hand Delivery

Eric C. McPhee
Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Minghua Group International Holdings Limited
Form 10-KSB/A for the year ended December 31, 2005
Filed July 27, 2006
File No. 000-30183.

Dear Mr. McPhee:

On behalf of Minghua Group International Holdings Limited (“Minghua” or the “Company”), we hereby submit Minghua’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 21, 2006, providing the Staff’s comments with respect to the above referenced annual report on Form 10-KSB/A (the “Amendment”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of Minghua. References in this letter to “we”, “us” and “our” refer to Minghua unless the context indicates otherwise.

Form 10-KSB/A for the year ended December 31, 2005

General

1.	Please revise your filing to include an updated accountant’s report.

Response: We have revised our filing to include an updated accountant’s report.

2.
Please revise to include a Note to the financial statements that explains why you are revising your financial statements. Within this Note please show the original amounts and the restated amounts in separate columns so it is clear to the reader which amounts have changed. Also, label the financial statements restated where amounts have changed.

Response: We have revised the Amendment to include Note 14 as instructed, and we have shown the original amounts and the restated amounts in separate columns.

Management’s Discussion and Analysis of financial condition and Results of Operation

Results of Operations

3.
Your discussion of the decrease in operating expenses between 2004 and 2005 only discusses approximately $2.8 million of the $4.3 million decrease. Please tell us what additional material decreases in operating expenses were responsible for this decrease.

Response:

We have restated our income statement (see Note 14) to show operating expenses of $1,565,031 for the fiscal year ended December 31, 2005, as compared to $11,120,659 during the same period in 2004, a difference of approximately $9.5 million. However, there is no change in our net loss. We have revised the Amendment to reflect the following significant decreases which represent approximately $9.3 million of this difference:

- Decreased officer and director compensation of $355,218

- Decreased legal and professional fees of $1,470,730

- Decreased goodwill impairment loss because of acquisitions $5,408,584

- Decreased inventory write-off and bus licenses $994,972

- Decreased write-off on advance to supplier $533,426

- Decreased depreciation and amortization expense $368,002

- Decreased in payroll expenses $218,249

Other income was higher in 2005 because of sales of scrap inventory approximate to $359,000.

Business Acquisitions, page F-16

4.
We have reviewed your response to comment #1. Please tell us why you believe the acquisition of Asia Key Group Limited from Jinmou Li, which only has a 15% equity interest in the Environmental Vehicle Company, should be accounted for as a transfer between entities under common control. It appears that you own the other 85% of this equity interest through your purchase of Minghua Group International Holding in 2001. Additionally, tell us why you do not believe this transaction should be accounted for as a purchase. Please cite the specific accounting literature that you have relied upon in your response. Refer to paragraphs 14 and D13 of SFAS 141.

Response: We agree that, according to paragraphs 14 and D13 of SFAS 141, the acquisition of a 15% non-controlling minority interest should be accounted for using the purchase method despite the fact that the transaction was with a related party. See our response to comment #5 below for the impact on our financial statements.

5.
Tell us the book value at which the assets transferred by Jinmou Li were originally recorded on your consolidated balance sheet. You indicate in your response that the amount paid in excess of the cost basis was recorded as acquisition cost expense, and this amount appears to be the entire aggregate purchase price. You disclose in Item 12 that the value of the 15% equity interest was approximately $4,951,121.

Response: The book value of the net asset transferred by Jinmou Li at the time of acquisition has a negative balance. In this regard, the purchase of the 15% minority interest was recorded to goodwill and we subsequently recorded the entire amount of $4,940,038 as an impairment loss. We have restated the acquisition expenses as an impairment loss on our income statement and Note 14 has been inserted.

The approximate value for purposes of Item 12 has been revised to $4,940,038 for consistency.

6.
Please tell us the business purpose of your transaction with Jinmou Li. It appears your disclosure that the equity interest Jinmou Li received in Minghua USA represented approximately 35% of the outstanding common shares at that time, increasing his indirect interest in Minghua China while also giving him a 35% indirect interest in all of your other entities and paying him approximately $1 million. In your response, please include a chart detailing all of your subsidiaries and other related entities, including your direct or indirect equity interest.

Response: The acquisition of Asia Key took place at a time when our controlling shareholder and chairman of the Board of Directors was Chuquan Li. The Board of Directors at the time had expressed an intent by the end of 2003 to attract more investment in Minghua and the company's acquisition of Asia Key from Mr. Jinmou Li was a step in this direction.

Below is a chart detailing all of our current subsidiaries and other related entities and showing our percentage of direct or indirect equity interest therein:

Minghua Subsidiary or Related Entity	Equity Interest	Direct or Indirect

Minghua Acquisition Corp.	100%	D

Euromax International Investments Limited	100%	D

Top Team Holdings Limited	100%	D

Beijing China Cardinal Real Estate Consulting Co., Ltd	100%	I (through Euromax International Investments Limited)

Good View Bus Manufacturing (Holding) Co. Ltd.	100%	I (through Top Team Holdings Limited)

Eagle Bus Development Ltd.	100%	I (through Top Team Holdings Limited)

Guangzhou City View Bus Installation Co. Ltd.	89.8%	(through Top Team Holdings Limited, which holds 23.8% through Good View Bus Manufacturing (Holding) Co. Ltd. and 66% through Eagle Bus Development Ltd.)

Asia Key Group Limited	100%	D

Shenzhen Minghua Environmental Protection Vehicles Co., Ltd.	100%	I (15% through Asia Key Group Limited which holds it through Minghua Real Estate (Shenzhen) Ltd.)

We have revised Exhibit 21 of the Amendment to reflect that as of August 17, 2005 we no longer owned Keytop Holdings Limited. On that date we sold all our interests in Keytop Holdings Limited to Mr. Niu Ruicheng, for a purchase price of HKD9,999, which is equal to approximately $1,285. Keytop had no assets at the time of the transfer.

The chart also reflects our recent transfer of certain assets of Minghua Environment Protection Science and Technology Limited (Minghua Science) and Minghua Group International Holding (Hong Kong) LTD (Minghua Hong Kong) to other subsidiaries, and our sale of Minghua Science and Minghua Hong Kong. In August 2006 we transferred Beijing China Cardinal Real Estate Consulting Co., Ltd from Minghua Hong Kong to Euromax International Investments Limited; and we transferred Good View Bus Manufacturing (Holding) Co. Ltd. and Eagle Bus Development Limited, from Minghua Science to Top Team Holdings Limited (BVI). In September 2006, we disposed of all our interests in Minghua Hong Kong and Minghua Science to Han Lian Zhong and Niu Rui Cheng, pursuant to a verbal agreement between Messrs. Zhong and Cheng and the Company, in exchange for their assumption of Minghua Hong Kong and Minghua Science’s debt. We have disclosed the foregoing restructuring and transfer on our quarterly report on Form 10-QSB filed with the Commission on Monday, November 20, 2006.
7. Please revise to include additional disclosure regarding how you accounted for the acquisition of the 15% equity interest and the fact that you own the other 85% through another subsidiary. In addition, disclose the reasons for the purchase and the percentage of the company that the son of the former chairman now owns.

Response:  We have revised Note 3 of the Amendment and have inserted Note 5 to include the additional disclosures as instructed.

The Board of Directors purchased the 15% equity interest in Shenzhen Minghua Environmental Protection Vehicles Co. Ltd. from Asia Key because we wanted to consolidate our own interests in the core technologies of that company. Mr. Jinmou Li, the son of our former chairman Mr. Chuquan Li does not currently hold any Minghua stock.

8.
We have reviewed your response to comment #3. Please tell us whether or not you have consolidated the Guangzhou Bus Installation Company in your financial statements. If this entity is consolidated please tell us how you accounted for the 10.2% held by Guangzhou Public Automobile No. 2 Company.

Response: We have consolidated Guangzhou Bus Installation into our financial statement. We didn’t recognize the minority interest held by Guangzhou Public Automobile No. 2 Company in the financial statement because the net asset of Guangzhou Bus Installation is negative.

9.
You disclose on page F-17 that you purchased a 43% interest in Minghua Science on October 21, 2004, resulting in an 89.8% interest in Guangzhou for a total cash price of $1,690,474. This disclosure does not appear to agree with your disclosure on page F-16 of the acquisition which went effective in January 2004. Please reconcile the differences and tell us the reason for the varying disclosure.

Response: On October 21, 2004, the company funded a prior agreement to obtain a 43% interest in Ming Hua Environmental Protection Science and Technology Ltd., resulting in an 89.8% interest in Guangzhou City View Bus Installation Co. Ltd. The purchase method of accounting was used, resulting in goodwill which was subsequently impaired.  We have revised Note 3 of the Amendment to make the Notes to the financial statement uniform.

As requested in the Staff’s comment letter, we hereby inform you that we acknowledge and agree that:

-	Minghua is responsible for the adequacy and accuracy of the disclosures in the filings.

-	The Commission’s comments or changes to disclosures in response to Minghua’s comments do not foreclose the Commission from taking any action on the filings.

-	Minghua may not assert the Commission’s comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Louis A. Bevilacqua, Esq. of Thelen Reid & Priest LLP, our outside special securities counsel at (202) 508-4281.

Sincerely, MINGHUA GROUP INTERNATIONAL HOLDINGS LIMITED By: /s/Jie Chen Jie Chen Chief Executive Officer